NO ACT

DC
PE
12-11-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08021425

RECD S.L.C.
JAN 09 2008
1086

January 9, 2008

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/9/2008

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Re: International Business Machines Corporation
Incoming letter dated December 11, 2007

Dear Mr. Moskowitz:

This is in response to your letter dated December 11, 2007 concerning the shareholder proposal submitted to IBM by Michael L. Saville. We also have received a letter on the proponent's behalf dated January 8, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Michael L. Saville
PO Box 397
Riverton, UT 84065

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

December 11, 2007

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Subject: 2008 Stockholder Proposal of Michael L. Saville on Offshoring

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter together with a proposal and statement in support thereof (the "Proposal"), attached as Exhibit A hereto, which Proposal was submitted by Michael L. Saville (the "Proponent") to International Business Machines Corporation (the "Company" or "IBM").

The Proposal provides:

> Resolved: The Stockholders request that the Board of Directors establish an independent committee to prepare a report on the potential for damage to IBM's brand name and reputation as a result of the sourcing of products and services from the People's Republic of China and make copies available to shareholders upon request.

IBM believes that the Proposal may properly be omitted from IBM's proxy materials being prepared for our 2008 annual meeting of stockholders (the "2008 Annual Meeting") for the reasons discussed below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSAL SHOULD BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

Rule 14a-8(i)(7) allows a company to omit shareholder proposals from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." The Proposal -- specifically labeled by the Proponent as a resolution on "Offshoring"— questions, among other things, IBM's employment activities in China as well as our Company's decisions regarding the sourcing of our products and services, and seeks for the Company to examine and report on the potential for damage to our brand name and reputation for conducting our business in China. In effect, by asking the Board to issue such a report, the Proponent would have the Company engage in an internal assessment of the various risks or other liabilities that the Company may face as a result of conducting our business operations in China, including, among others, employment-related decisionmaking, decisionmaking relating to our retention of suppliers, and product and service quality decisions. Irrespective of any other legal or factual shortcomings associated with the instant submission, the Proposal should be omitted in its *entirety* because it relates to the ordinary business operations of the Company.

A. REQUESTING A REPORT OF A SPECIAL COMMITTEE ON ORDINARY BUSINESS MATTERS IS EXCLUDABLE UNDER RULE 14a-8(i)(7).

At the outset, it should be pointed out that in Release 34-20091 (August 16, 1983), the Commission implemented a significant change in the Staff's *interpretation* of the ordinary business exclusion. Prior to that time, the Staff took the position that proposals requesting issuers to prepare "reports" on specific aspects of their business, or to form "special committees" to study a segment of their business, would *not* be excludable under the ordinary business exclusion. This interpretation was problematical, and the Commission recognized it. In Release 34-20091, the Commission found that its earlier interpretation raised form over substance and rendered the provisions of the ordinary business exclusion largely a nullity. As a result, the Commission changed its interpretative position, and following the implementation of Release 34-20091, ***the Commission now considers whether the subject matter of the special report or the committee sought by a proponent involves a matter of ordinary business*; where it does, the proposal *will* be excludable as ordinary business under Rule 14a-8(i)(7)**. Here, since the subject matter of the special report involves matters of ordinary business, the Proponent's attempt to have the Company form a special committee to report on such matters should be excluded under Rule 14a-8(i)(7).

B. THE PROPOSAL AND THE STATEMENT OF SUPPORT IS SUBJECT TO EXCLUSION UNDER RULE 14a-8(i)(7) SINCE IT SEEKS A REPORT REQUIRING IBM TO ENGAGE IN AN INTERNAL ASSESSMENT OF THE RISKS OR LIABILITIES IT FACES AS A RESULT OF SOURCING PRODUCTS AND SERVICES IN CHINA.

The Commission has expressed two central considerations underlying the ordinary business exclusion. See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No. 102, May 28, 1998 at p. 29,106). The first underlying consideration expressed by the Commission is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight. ***Examples include the management of the workforce, such as the hiring, promotion and termination of employees*, decisions on production quality and quantity *and the retention of suppliers*.**" (id. at 29,108) (emphasis added) "The second consideration involves the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." id. The Commission had earlier explained in 1976 that shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their lack of business expertise and their lack of intimate knowledge of the issuer's business. See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (November 22, 1976).

The Commission has also noted that the policy motivating the Commission in adopting the ordinary business exclusion was basically the same as the underlying policy of most state corporation laws. That is, to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders.[1] The basic reason for this policy is that it is manifestly impractical in most cases for stockholders to decide management problems at corporate meetings. See Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 relating to Proposals by Security Holders, Exchange Act Release No. 19135 (October 14, 1982), at note 47. The instant Proposal is clearly subject to omission under Rule 14a-8(i)(7).

As noted above, the Proposal requests that the IBM Board of Directors establish an independent committee to prepare a report on the potential for damage to IBM's brand name and reputation as a result of our sourcing of products and services from China. The Statement of Support goes on to cobble together a variety of issues of concern to the Proponent, including, *inter alia*, production quality issues, the number of IBM employees we have located in China (now and presumably in the future), the number of vendors / suppliers we contract with in China, the quality of our Chinese-sourced products and services, IBM's future investment activities, product pricing considerations, the loss of US jobs to China, and the effect on the Company's brand name, which the Proponent states "may be [our] most important asset." After noting the valuation of the IBM brand at "$56 billion or roughly 36 percent of [our] entire market capitalization," the Proponent concludes his Statement of Support by quoting from an unrelated news snippet that "reputation once lost, is extremely difficult to reclaim." In short, the Proponent, purportedly concerned about protecting the *value* of our Company, would have us evaluate a variety of economic risks and liabilities arising from the business decisions we make in our day-to-day operations in China, which decisions are integral to our ability to run our Company in the ordinary course of business. Thus, the instant Proposal, like a number of other recent stockholder proposals, can be seen as seeking an assessment of financial risks arising from IBM's ordinary business operations that is subject to exclusion under Rule 14a-8(i)(7).

The Staff's recent ruling in General Electric Company (January 13, 2006, reconsideration denied February 28, 2006)("GE"), is most instructive. There, a union pension fund filed a similar proposal with GE requesting "that the Board of Directors establish an independent committee to 1) prepare a report evaluating the risk of damage to GE's brand name and reputation in the United States as a result of the growing tendency to send manufacturing and service work to other countries (outsourcing and offshoring) and 2) make copies available to shareholders upon request. The Statement of Support to the GE proposal, like the instant one, also focused specifically on China, containing a number of very similarly worded paragraphs questioning GE's own expansion into China, the number of GE's employees in China, and its vendor contracts there. Also, just like the instant Proposal, the GE proponent inserted many of the very same snippets from the media about pricing considerations, as well as the same comparisons about compensation for workers in the US and China. Finally, just as in the instant Proposal, the GE proponent also remarked that GE's brand name may be its most important asset and that reputation, once lost, is extremely difficult to reclaim. GE argued that the proposal should be excluded under Rule 14a-8(i)(7). Focusing on Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), GE argued that the proposal sought an assessment of the financial risks arising from GE's workforce and employment decisions, which were fundamental risks in management's obligation to run GE on a day-to-day basis. The Staff concurred to the

[1] As noted in greater detail in subparagraph C, *infra*, the ability of a company to deploy its resources in a timely and proper manner requires a dynamic understanding of the company's business, and is fundamental to a company's ability to run its day-to-day business operations successfully. Since stockholders without any depth of understanding of a company's business are not in a position to make meaningful judgments about how or where a company's resources should be deployed, the staff has consistently permitted exclusion of proposals that would seek to direct how a company should do so. See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (November 22, 1976).

exclusion of that proposal under Rule 14a-8(i)(7), and denied a request for reconsideration by the proponent. The same result should apply here.

In SLB 14C, the Staff stated that "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations ..., we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as related to an evaluation of risk." While SLB 14C specifically addressed shareholder proposals that referenced environmental or public health issues, GE applied such same analysis to its proposal, and the Staff concurred to its omission under Rule 14a-8(i)(7) as ordinary business as pertaining to an evaluation of risk. The same result should apply here.

The Staff reached the same result in Pfizer Inc. (January 29, 2007), employing the same analysis. There, the Staff concurred to the omission of another proposal that had sought for the registrant to have its board prepare a report on "the effects on the long-term economic stability of the company and on the risks of liability to legal claims" resulting from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. Pfizer also argued that the proposal sought for the company to focus on an assessment of the economic stability (*i.e.*, financial risk) that Pfizer faced as a result of marketing decisions relating to the distribution of its products in Canada, and that it should be subject to exclusion under Rule 14a-8(i)(7) and SLB 14C. The Staff concurred, noting that Pfizer could exclude the proposal under Rule 14a-8(i)(7), as relating to Pfizer's ordinary business operations (i.e., evaluation of risk). See also Pfizer, Inc. (January 13, 2006). The same result should apply here.

IBM's decision-making as to whether to expand, contract, or relocate existing business operations to or from any specific locale, and the numerous workforce issues associated therewith, is a complex one, involving the consideration of many factors, and the evaluation of a variety of risks impacting the Company, including, without limitation, assessing the type of work that is to be performed, how and where it can best be performed (and whether by employees, contractors, vendors or a combination thereof); optimizing the match of the skill sets of personnel to perform the work (both current and expected over time); integrating the various personnel physically situated in the select location with other IBM locations worldwide; determining whether and how to consider various alternatives that may be available in the specific locale (i.e., use of a mix of employees, contractors and agents to perform certain tasks); assessing a variety of quantitative and qualitative issues associated with the delivery of products and services from the specified locale to locations worldwide; optimizing the costs associated with whatever retooling is needed to perform both the presently anticipated work tasks as well as projected work tasks over time; training and workload considerations; balancing a variety of considerations relating to the ultimate delivery of those products, services and solutions, both internally as well as to our customers, including pricing and quality control issues; legal and regulatory compliance issues; issues associated with the projected profitability; public relations issues; and demographics--all with a focus on the overall effects such actions will have on the Company's image, brand name and reputation. These are all decisions made by Company management in the ordinary course of business.

As a global company, IBM operates in over 150 countries around the world. Many employees, agents, contractors and vendors, although situated physically in a single location, must interact with others around the world to make the business operate successfully. In each country, everyday business decisions have to be made, and these decisions necessarily include making a variety of risk assessments. The ability for this Company to successfully manage all of these and related issues, the productivity and efficiency of our workforce, the quality of the work product delivered by our employees and vendors to our customers, and ultimately, the success of our business and the value of our brand name and reputation, all necessarily involve making a variety of complex, dynamic and interrelated decisions, all in the ordinary course of business.

By seeking for stockholders to vote on a proposal to create a special report weighing in on these ordinary business matters, the Proposal would have Company's stockholders second-guess the Company's management analyses and decision-making ability on many of the factors the Company considers in the ordinary course of our business, including both the items noted above, as well as other matters affecting our day-to-day business operations.[2] The Proposal seeks an evaluation of the financial risks arising from our employment activities, retention of suppliers, product and service quality decisions, brand management, and a variety of other operational decisions we engage in as part of doing business--whether in China or elsewhere. These are necessary risks for management to consider, undertake and manage on a day-to-day basis. For this reason, the Proposal should be omitted under Rule 14a-8(i)(7).

Other Staff precedent has made clear that stockholder proposals seeking reports on a company's assessment of the financial implications of aspects of its business operations do not raise significant policy issues and instead require a registrant to examine details relating to the ordinary conduct of a company's business. For example, in Dow Chemical Co. (February 23, 2005), the proponents, concerned about the disastrous environmental, health and litigation issues emanating out of the leak of poisonous gas in Bhopal in 1984, requested that management prepare a report describing the impacts that the outstanding Bhopal issues, if left unresolved, may pose on Dow Chemical, its reputation, its finances, and its expansion into Asia and elsewhere. There, like here, those proponents were concerned about the company's reputation, and that the issues in Bhopal would harm Dow Chemical's reputation. The company argued that the proposal should be excluded since, at its essence, it sought a report on the company's financial risks and business operations, and that proposals of this nature did not raise any significant policy issues. The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) on the basis that it pertained to the "evaluation of risks and liabilities." *See also* Dow Chemical Company (February 13, 2004) (concurring that the company could exclude under Rule 14a-8(i)(7) a request that the board of directors publish a report related to certain toxic substances, including a range of projected costs of remediation or liability for Midland, Michigan, Agent Orange, and each of the other material toxic sites facing the company, because it related to an evaluation of risks and liabilities).

The same result was reached in Newmont Mining Corp. (January 12, 2006). There, the country in question was Indonesia, and those proponents noted their concern about transnational companies such as Newmont operating in countries with repressive governments, ethnic conflict, weak rule of law, endemic corruption, or poor labor and environmental standards, and urged management to review its operations in Indonesia, with particular reference to the

[2] As noted earlier, shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their lack of business expertise ***and their lack of intimate knowledge of the issuer's business***. See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (November 22, 1976). Here, the instant Proponent, unfamiliar with the details of IBM's operations in China, does not recognize that IBM has ***also*** created new and additional jobs in China specifically to serve Chinese clients situated there (i.e., so-called "national jobs"). These national jobs were never meant to be performed anywhere but in China and have been created by IBM in China because we have established a business presence there that requires local IBM employees to service our local clients. These jobs are not "outsourced" jobs; i.e., those resulting from of moving jobs from one country to another.

potential financial and reputational risks incurred by the company as an outgrowth of these operations and to report the findings to shareholders. Just as in GE and Dow Chemical, supra, the registrant maintained that the proposal was subject to exclusion as ordinary business, arguing that an assessment of the risks related to its operations implicated the company's ordinary business, and the Staff concurred that the company could exclude the proposal. In its response, the Staff noted that the proposal was excludable under Rule 14a-8(i)(7) on the basis that it pertained to an "evaluation of risk." See also Norfolk Southern Corporation (February 20, 2007)(proposal asking board to provide supplemental information relevant to the company's effort to safeguard the security of their operations and minimize financial risk arising from a terrorist attack and/or homeland security incidents was properly excluded as it related to company's ordinary business operations (i.e., evaluation of risk).

Further, in Abbott Laboratories (March 9, 2006), ConocoPhillips (February 1, 2006); Pfizer Inc. (January 24, 2006) and American International Group, Inc. (February 19, 2004), the Staff concurred that each company could exclude proposals requesting the board of directors to report on "the economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy," because it called for an evaluation of risks. See also Wachovia Corporation (February 10, 2006) (proposal requesting that the board prepare a report on the effect on Wachovia's business strategy of the challenges created by global climate change excluded under Rule 14a-8(i)(7), as relating to Wachovia's ordinary business operations (i.e., evaluation of risk); Xcel Energy Inc. (April 1, 2003) (concurring with the exclusion of a proposal requesting a report disclosing "the economic risks associated with the [c]ompany's past, present, and future emissions" of several greenhouse gases and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities," because it related to an evaluation of risks and benefits); Willamette Industries, Inc. (March 20, 2001) (permitting the exclusion of a proposal requesting a report on the company's environmental problems, including, among other items, an estimate of worst case financial exposure due to environmental issues for the next ten years, because it related to an evaluation of risk); and The Mead Corporation (January 31, 2001) (allowing the exclusion of a proposal requesting, among other items, an assessment of major environmental risks facing the company).

In sum, the Staff has consistently concurred that shareholder proposals that relate to the evaluation of the economic risks of a particular company's actions are properly excludable under Rule 14a-8(i)(7). As in each of the above letters, the instant Proposal does not raise a significant policy issue, but calls for a report on the economic risks associated with a variety of IBM's employment, product and service development and delivery, and a variety of related operational decisions emanating out of doing business in China. Therefore, we believe that the Proposal properly may be excluded from the 2008 Proxy Materials under Rule 14a-8(i)(7), and request that the Staff concur with our conclusion.

C. THE PROPOSAL ALSO INVOLVES ORDINARY BUSINESS MATTERS BECAUSE IT RELATES TO IBM'S DEPLOYMENT OF ITS WORKFORCE.

There are additional bases that can be utilized for the exclusion of the Proposal. In Paragraph 2 of the Statement of Support, the Proponent has questioned IBM's decisionmaking and initiative to expand its workforce in China. This, of itself, is an ordinary business determination. In addition to the fact that the Proposal calls for IBM to evaluate and report on the risks associated with its ordinary business operations (see discussion in subparagraph B, *supra*), it has also been well established that decisionmaking related to *where* a company should be hiring its employees, deploying its workforce and operating its business are all determinations within the purview of Company management. As a result, the establishment, location and relocation of Company operations have all long been considered ordinary business matters, and the Staff has often determined that stockholder proposals seeking to regulate where and how a company should perform its work are properly excludable under Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7). In this regard, the Staff consistently has concurred that a company's decisions about the location and re-location of its manufacturing and other service facilities are matters of ordinary business. *See, e.g.*, Minnesota Corn Processors, LLC (April 3, 2002) (proposal requesting that the company build a new corn processing plant subject to certain conditions was excludable under Rule 14a-8(i)(7) because it dealt with "decisions relating to the *location* of its corn processing plants"); The Allstate Corp. (February 19, 2002) (proposal requesting that the company *cease its operations* in Mississippi was subject to exclusion as ordinary business (i.e., the *decision to cease operations in a particular location*)); MCI WorldCom, Inc. (April 20, 2000) (proposal requesting that an economic analysis accompany future plans to relocate offices and facilities was excludable because it related to the "determination of the *location of office or operating facilities*"); McDonald's Corporation (March 3, 1997) (concurring in the exclusion of a proposal requesting that the company take steps to prevent the loss of public park lands when determining the location of new facilities because the proposal dealt with the decision of *the location of plant facilities* – an ordinary business matter).

In a series of recent letters relating to the offshoring of jobs to foreign countries, the Staff concurred that those proposals could be excluded on Rule 14a-8(i)(7) grounds, as the proposals were found to relate to the *companies' management of their respective workforces*. *See* The Boeing Company (February 25, 2005); Black & Decker Corporation (February 4, 2005) Citigroup Inc. (February 4, 2005); JPMorgan Chase & Co. (February 4, 2005) Mattel, Inc. (February 4, 2005); SBC Communications Inc. (February 4, 2005); Capital One Financial Corporation (February 3, 2005); Fluor Corp. (February 3, 2005) and General Electric Co. (February 3, 2005). Those proposals requested that the companies issue a "Job Loss and Dislocation Impact Statement" concerning the elimination of jobs and relocation of jobs to foreign countries.

The prior year, in International Business Machines Corporation (February 3, 2004; *reconsideration denied* Mar. 8, 2004), another proposal from the instant Proponent requested that the company's board of directors "*establish a policy that IBM employees will not lose their jobs as a result of IBM transferring work to lower wage countries.*" The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(7), on the grounds that it related to "employment decisions and employee relations." The Staff has in other circumstances concurred that decisions relating to the *selection of employees to fill positions* also implicates a company's ordinary business. *See, e.g.*, Merck & Co. Inc. (March 7, 2002) (proposal to allow shareholders to review information and the appointment of a council to review disputes regarding filling research and development positions, inventorship, scientific priorities and ethical conduct was excludable as relating to management of the workforce); Intel Corp. (March 18, 1999) (proposal recommending that the board implement an "Employee Bill of Rights" was excludable as relating to management of the workforce). See also Labor Ready, Inc. (April 1, 2003)(proposal providing guidance to the company on *where its workforce should and should not be deployed* (i.e., board should instruct management to initiate a corporate moratorium on providing labor to job-action work sites) excluded as ordinary business). The same analysis from these letters can be applied to exclude the instant Proposal under Rule 14a-8(i)(7).

A review of the Statement of Support makes clear that the instant Proponent seeks to second guess the Company's decisions to staff up our employee level in China to perform product and service work, as well as our procurement activities with third party suppliers and other vendors and contractors there. After commenting that IBM has roughly 9,000 employees in China and that we also contract for a significant amount of services in China, the Proponent evidently seeks to have IBM stockholders question the wisdom of management's decisionmaking in these ordinary business matters, noting that "*it appears that services and products created by the Chinese component of IBM's operations could have a significant impact on IBM's reputation.*" The Proponent goes on to cite unrelated product quality issues from the news media in an attempt to buttress his position that IBM's decisionmaking to staff our own business operations in China as well as our other product/service sourcing decisions will negatively affect the *economic value* of our brand name. In short, by (i) styling his proposal as one relating to "offshoring," (ii) questioning IBM's ramp-up of employment and supplier/vendor activities in China in paragraph 2 of the Statement of Support, (iii) noting in paragraph 5 that the low price of goods from China is forcing down compensation for American workers, and (iv) adding in paragraph 7 of the statement of support that "two in three Americans think that job losses to China are a 'serious issue,'" it is clear that the Proponent would like our stockholders to be able to second-guess the Company's decisionmaking with respect to our day-to-day business / employment / procurement activities in China--decisionmaking that is clearly within the proper purview of Company management.

As the above-referenced letters make clear, employee staffing matters are an integral part of the day-to-day conduct of IBM's ordinary business operations, and the terms and conditions associated with the Company's employment relationships with its general workforce involve a balancing of a variety of complex business issues. As a global company, IBM operates in over 150 countries around the world. Many employees, although situated physically in a single location, must interact with others around the world to make the business operate successfully. In each country, everyday employment decisions have to be made including, *inter alia*, what skills are needed, how many persons we will need to hire, and the specific roles our employees will play. The ability for this Company to successfully manage these issues, the productivity and efficiency of our workforce, the work product delivered by our employees and our vendors to our customers, and ultimately, the success of our business and the value of our brand name and reputation, all necessarily involve making a variety of complex and interrelated risk assessments and decisions, which must be made in *"real time"* by competent Company personnel in the ordinary course of business. Clearly to permit stockholders to second-guess management's decisionmaking in the proper administration of our day-to day business operations would be unwarranted, as it would prevent the Company from making business decisions efficiently and operating the business in a dynamic manner. In sum, the Proposal is excludable under 14a-8(i)(7) because it seeks to intrude upon the knowledge, expertise, and judgment of the Company's management in dealing with specific, fundamental day-to-day business decision-making.

D. THE PROPOSAL ALSO INVOLVES ORDINARY BUSINESS MATTERS BECAUSE IT RELATES TO IBM'S SELECTION OF SUPPLIERS.

The Proposal also implicates IBM's ordinary business operations because it also relates to our selection of suppliers in China, specifically the retention of third-party suppliers and vendors for our products and services. As noted earlier, the Commission has specifically noted that the ***retention of suppliers*** is one of the tasks "so fundamental to management's ability to run a company on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No. 102), May 28, 1998 at p. 29,108. To the extent the Proposal questions our Company's outsourcing decisions to Chinese suppliers, it also necessarily seeks, improperly, to involve the Company's stockholders in basic decision-making over whether and how we should use third-party suppliers, as opposed to IBM employees, to accomplish our work in that country. In this connection, the Staff has viewed company decision making about its suppliers, including outsourcing decisions and the selection process relating thereto, as falling within a company's ordinary business operations. See, e.g., Chrysler Corporation (January 16, 1996), where a proposal requesting that the company cease outsourcing its automotive parts needs to foreign suppliers was excluded because it related to decisions related to product choices and the company's sourcing of components. See also Seaboard Corporation (March 3, 2003) (proposal seeking board of directors to review its policies regarding the use of antibiotics in its hog production facilities and *those of its suppliers* and provide a report on matters specified in the proposal properly excluded under Rule 14a-8(i)(7)); Hormel Foods Corporation (November 19, 2002) (request that board of directors review and report on Hormel's standards for the use of antibiotics by its *meat suppliers* excluded as ordinary business); Nike, Inc. (July 10, 1997) (proposal to report on compliance with company's code of conduct by independent contractors in foreign countries, including a proposed policy for the implementation of ongoing wage adjustments to ensure adequate purchasing power at a sustainable community wage level properly excluded inasmuch as it was directed at matters relating to the conduct of the company's ordinary business operations (i.e., *principally employment-related matters*)). See generally International Business Machines Corporation (December 29, 2006)(proposal to update the competitive evaluation process to only accept late quotes from suppliers under specified circumstances was properly subject to exclusion under Rule 14a-8(i)(7) as relating to IBM's ordinary business operations (i.e., *decisions relating to supplier relationships*)). Numerous other Staff letters support this same proposition.[3] The same result should apply

[3] In Atlantic Energy, Incorporated (February 17, 1989), a stockholder filed a proposal seeking for the company to "give priority to hiring contractors and employees from the area served by the [c]ompany to perform construction and maintenance work on [c]ompany projects, provided such contractors and employees are qualified to perform the work and are reasonably competitive in price." In the proponent's view, the company could "derive substantial long-term economic benefits by practicing a good-neighbor policy." The proponent maintained that "giving priority to local firms provides jobs and income for local residents, most of whom are also consumers and ratepayers of the [c]ompany" and that "using local contractors and employees insures that financial resources stay in the community to pay local taxes, purchase homes and be deposited at local financial institutions." The proponent did not *require* "hiring local firms at any cost, but only those which are 'reasonably competitive' in price." In arguing to exclude the proposal as ordinary business, the company maintained that the proposal improperly intruded on the province of the Board and its management in selecting contractors and employees. In the company's view, "[t]he Board should be free to consider all criteria it deems relevant. Because the selection of contractors or employees may depend on the [c]ompany's needs at a particular time, the Board must have discretion to make choices in the [c]ompany's best interests. The proposal would interfere with that discretion by mandating that priority be given to certain firms or persons, whether or not in the best interest of the [c]ompany. By imposing a requirement that certain firms or persons be given priority, the Proposal would interfere with the statutory grant of managerial power to the Board of Directors." The Staff concurred with the company's request to exclude that proposal as it dealt with a matter relating to the conduct of the ordinary business operations of the company ***(i.e., selecting contractors and employees)***. The rationale in Atlantic Energy is fully applicable in the instant case, where the instant Proponent would second-guess the Company's decisionmaking with respect to our Chinese contractors and employees. In General Motors Corp. (February 25, 1997), a stockholder who did not believe one of GM's vendors was doing a good job or was otherwise acting in the best interest of the company filed a proposal seeking for the company's board to form a committee to review the contract GM had with the vendor, including in that review the performance of that vendor in servicing the GM Credit Card. The stockholder also sought for the committee to review the way in which the vendor handled various operational aspects of the credit card and its relationship with its credit card customers, in order to recommend whether any changes should be made to the vendor contract. In concurring with GM's request to exclude the proposal, the Staff wrote that the proposal was directed at matters relating to the conduct of the GM's ordinary business operations ***(i.e., relations with subcontractors)***.

here.

As part of the Proponent's concerns about IBM's activities in China, he states that IBM contracts for a significant amount of services from Chinese vendors and that services and products created by the Chinese component of IBM's operations could have a significant impact on IBM's reputation. He goes on to point to unrelated recalls of Chinese consumer products, the low pricing of Chinese goods and other issues in suggesting that IBM's brand name could be damaged. The Proponent's attempt to second-guess IBM's decisionmaking cannot survive scrutiny under Rule 14a-8(i)(7).

The Company is very cognizant of the value of the IBM brand name, and protecting our Company's reputation – including the value of IBM brand name -- is integral in the Company's analysis and implementation of our day-to-day business decisionmaking. Irrespective of the veracity of the Proponent's statements and opinions, the Proposal would impermissibly have Company stockholders second-guess the ability of management to make the day-to-day supplier selection and related vendor procurement decisions which are fundamental to operating our business effectively and efficiently.

At IBM, the procurement of parts, supplies, services and intellectual property constitutes an integral part of IBM's day-to-day business operations. As part of IBM's ordinary course efforts to achieve greater efficiency and responsiveness to market conditions, IBM has in recent years undertaken an initiative to recast its own integrated supply chain as an "on-demand" business operation, turning what had previously been an expense to be managed into a strategic advantage for the Company and, ultimately, improved delivery and outcomes for our customers. In this light, IBM spends approximately $40 *billion* annually through its supply chain, procuring materials and services from thousands of vendors and suppliers *around the world.* China is one of many countries in which such decisions are made. The Company's supply, manufacturing and distribution operations are integrated in one operating unit that has reduced inventories, improved response to marketplace opportunities and converted fixed to variable costs. Simplifying and streamlining internal operations has improved employee productivity and processes and thereby the experiences of the Company's customers when working with IBM. While these efforts are largely concerned with product manufacturing and

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The criteria that a company utilizes to select its contractors has also been found to form the basis for omitting stockholder proposals under the ordinary business exclusion. In E.I. Dupont de Nemours & Co. (January 26, 1982), a stockholder filed a proposal recommending that the company "have no research work conducted in any college or university department which is known to any of the [c]ompany's top ten officers to employ an avowed Communist or Marxist." Dupont argued that this proposal, if implemented, would cause it to have to redefine its existing criteria to select outside contractors who conducted research work, and that it only used such contractors when research work could not be economically performed in-house or when unique expertise or facilities were needed. Dupont further maintained that the selection of the institution most qualified to conduct research work under contract to Dupont was purely an ordinary business decision and therefore fit squarely within the limitations of the SEC's ordinary business exclusion. The SEC concurred. In the Staff's view, *determining the criteria used to select research contractors was an ordinary business matter*. See also Florida Power & Light Company (January 8, 1981)(i.e., the selection of contractors for construction projects is an ordinary business matter).

Similarly, in Northeast Utilities (February 20, 1976), a proposal requesting management to take action with respect to a matter -- there, the procedures to be followed and the criteria to be used in selecting outside counsel, the independent auditor and the transfer agent -- was determined to be an integral part of its conduct of the company's ordinary business operations. Since the management, as part of its conduct of the company's day-to-day business operations, established the standards, qualifications and procedures to be utilized in selecting an independent auditor for stockholder ratification, and in employing outside counsel and the transfer agent, the proposal was properly excluded as ordinary business. The rationale for exclusion in these letters should apply in full force to exclude the instant Proposal under Rule 14a-8(i)(7).

delivery, IBM is also applying supply chain principles to service delivery across its solutions and services lines of business. In addition to its own manufacturing operations, the company uses a number of contract manufacturing ("CM") companies around the world to manufacture IBM-designed products and parts. The use of CM companies is also intended to generate cost efficiencies and reduce time-to-market for certain IBM products. It is axiomatic that an effective and efficient procurement organization like ours serves to enhance the value of our reputation and the IBM brand name.

As earlier pointed out by the Commission in Release 34-40018, *supra*, decisions on production quality and quantity as well as the retention of suppliers are ordinary business matters. In furtherance of enhancing the value of our reputation and brand name, IBM is keenly concerned with the *quality* of the products and services we source from our suppliers. To this end, we *regularly* monitor our suppliers' performance in the ordinary course of business. In this light, we state on our Global Procurement website:

> IBM's goal is to measure performance and provide feedback to core and strategic suppliers on a regular basis. Supplier performance feedback will be accomplished through IBM issuing formal performance reviews, IBM participation in supplier performance programs, or through normal business communication channels. Performance will be mainly measured in the key area of responsiveness, serviceability, quality, delivery, technology innovations, and cost reduction. The intent of the measurements is to provide the supplier with IBM's view on how well the supplier is meeting IBM's business needs. We encourage suppliers to provide IBM with assessments of IBM's performance as a customer. This information will become the basis for discussions on improving the business relationship.

See http://www-03.ibm.com/procurement/proweb.nsf/ContentDocsByTitle/United+States~Supplier+Performance?OpenDocument&Parent=About+procurement

Supply Chain Social Responsibility is another important and integral component of IBM's vendor relationships. To this end, we have established a set of IBM Supplier Conduct Principles, which we also make available on our Company website in many languages, *including Chinese*. Again, on our Global Procurement website, we state:

> Within our supply chain relationships, we know that our company's sizable purchasing power is a unique resource that we must manage responsibly, and we do. IBM spends nearly $2 billion a year with diverse suppliers, for example, greater than any other technology company. Yet more than managing our spend, we have a responsibility to hold ourselves--and our suppliers--to high standards of behavior. This means complying with all applicable laws and regulations. But it goes beyond that. It entails a strong commitment to work with suppliers to encourage sound practices and develop sound global markets.

See http://www-03.ibm.com/procurement/proweb.nsf/ContentDocsByTitle/United+States~Supply+chain+social+responsibility

Being a responsible corporate citizen and holding our suppliers to high standards of behavior also ***enhances*** the value of our reputation and the IBM brand name. To this end, both establishing and monitoring our relationships with high quality suppliers (wherever located) is both good business as well as an ordinary business matter for IBM. The IBM Global Procurement organization has responsibility for maintaining the high standards we establish in relationships with our suppliers. The IBM Global Procurement organization is responsible both for selecting the best suppliers to perform a given task (wherever located), and for assuring that IBM is getting both high quality and overall value for the goods and services we receive from our suppliers. Moreover, if IBM determines that a given supplier best suits our needs and meets our standards, IBM should be able to source a particular product or service from that supplier regardless of the locale of such supplier, in the ordinary course of our business.

In sum, at IBM, every day decisions have to be made about what the Company should be doing, and where, how and with whom we should be doing it. These decisions aren't new and have been effected in the ordinary course of our business ever since IBM was established in 1911. Indeed, it is difficult to conceive of a greater intrusion into the ordinary business of the Company than a stockholder proposal that would attempt to micro-manage our business by having stockholders second-guess management's discretion to select and retain its suppliers in the ordinary course of business. Since the "retention of suppliers" is one of a number of tasks that is "so fundamental to management's ability to run a company on a day-to-day basis" that it cannot, "as a practical matter, be subject to direct shareholder oversight," for this reason alone, the Proposal does not pass muster under Rule 14a-8(i)(7) and should be excluded from our proxy materials.

E. THE PROPOSAL DOES NOT FOCUS ON ANY SIGNIFICANT SOCIAL POLICY ISSUE WHICH WOULD TRANSCEND THE DAY TO DAY BUSINESS MATTERS RAISED BY THE PROPOSAL.

We acknowledge the Commission's position that certain employment-related proposals that focus on sufficiently significant social policy issues are generally not considered to be excludable, because those proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. However, this is *not* such a proposal. The instant Proposal does not focus on having IBM address any significant social policy issue. Instead, the submission seeks to have the company make an internal risk assessment associated with conducting its business operations in China, including a variety of related ordinary business matters related thereto which have been articulated earlier. These are not matters upon which shareholders, as a group, are in a position to make an informed judgment. See Amendments to Rules on Shareholder Proposals, Release 34-40018, *supra*, at p. 29,108.

In this light, the Proponent refers to the Proposal as one relating to "offshoring," and focuses on China. We view the term "offshoring" as describing the relocation of mainly labor-intensive activities to "developing countries" to take advantage of two things: deep, technically proficient workforces in nations that have made massive investments in their educational systems; and well-documented wage differentials in many of those nations. For IBM, we have been following a business model we've been practicing and refining for decades. Simply put, IBM invests locally, hires locally, sources talent wherever it resides in the world, and continuously remixes its portfolio of businesses and its skills to better compete, and better serve the evolving needs of our customers, *all in the ordinary course of business.*

The Proponent's current focus on offshoring in China simply doesn't mesh with the global nature of IBM's business, which in large part has been conducted "offshore" for many years. IBM employs the world's largest professional workforce, with more than **330,000** people in **more than 150 countries.** In addition to the fact that the majority of our workforce is already situated outside the United States, since 1979, the majority of IBM's revenues have also come from our global, or non-US operations. Hence, when IBM identifies work that can be performed competitively in a so-called "offshore" market, we examine that as an option, *all in the ordinary course of business*, and if the Company determines the work can be done to the standards we expect and our customers demand, we will properly consider making that shift; again, *all in the ordinary course of our business.* This same analysis applies to our supply chain activities.

As noted earlier, the Company's decision-making as to whether to expand, contract, or relocate existing business operations and the associated workforce is a complex one, involving the consideration of many factors, including, without limitation, assessing the type of work that is being performed and how and where it can best be performed; optimizing the match of the skill sets of company personnel to perform the work (both current and expected); whether and how to consider various employment alternatives (i.e., use of contractors and agents to perform certain tasks); optimizing the costs associated with training and retooling to perform both present and projected work; balancing considerations relating to the ultimate delivery of products, services and solutions, both internally as well as to our customers; legal and regulatory compliance; projected profitability; and demographics -- all with a focus on the overall effects such actions will have on the Company's brand name and reputation.

By seeking a special report weighing in on a variety of these ordinary business matters, the Proponent would have Company stockholders second guess the Company's management analyses and decision-making ability on many of the above factors the Company considers in the ordinary course of business. Moreover, the submission is clearly devoid of any significant social policy issues which might avoid its exclusion under Rule 14a-8(i)(7). In this light, we categorically reject the Proponent's references to unrelated media coverage of consumer products having no connection with IBM in order to try and create some significant corporate or other social policy matter for our stockholders' consideration. Similar attempts by other proponents in the past to be topical through the use of unconnected news clips and general media attention have generally *not* been a proper mechanism for creating a substantial policy issue under Rule 14a-8, and certainly should not be the case in this instance. In this light, we view the Staff's consistent position in the analysis of above-referenced stockholder proposals as equally instructive here. See the Staff letters in GE, Dow Chemical and Newmont Mining, among others, *supra*. The Staff should continue to reject attempts like the instant one to try and invent a substantial policy issue based on unrelated media events. When we employ the facts and circumstances test under Rule 14a-8(i)(7), the submission *taken as a whole* should be treated in the same manner as in the above-referenced letters, and excluded outright under Rule 14a-8(i)(7).

F. WHERE PART OF A PROPOSAL IMPLICATES ORDINARY BUSINESS MATTERS, THE ENTIRE PROPOSAL MUST BE OMITTED UNDER RULE 14a-8(i)(7).

The Company firmly believes that the Proposal is excludable as ordinary business. However, even if a portion of the Proposal could otherwise be seen as falling outside the ordinary business exclusion, that fact simply cannot carry the day and avoid the exclusion of the entire Proposal under Rule 14a-8(i)(7). See, e.g. International Business Machines Corporation (January 9, 2001, reconsideration denied February 14, 2001) and General Electric Company (February 10, 2000) The IBM and GE rulings were based upon long-standing Staff precedent that when *any portion* of a proposal implicates ordinary business matters, the *entire* proposal must be omitted under Rule 14a-8(i)(7).

In this connection, the Staff has regularly and expressly permitted the exclusion of a variety of other proposals implicating both corporate governance as well as social or other substantial policy issues, where only a *portion* of the relief sought addressed ordinary business matters. For example, in Wal-Mart Stores, Inc. (March 15, 1999), a proposal sought for a report to be prepared on the company's actions to ensure it did not purchase from suppliers who manufactured items using forced labor, convict labor, child labor or who failed to comply with laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights. The Staff noted that a paragraph of the submission related to the registrant's policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage. Given that this last paragraph implicated ordinary business matters, the Staff determined that the ***entire*** proposal could be excluded under Rule 14a-8(i)(7), *reiterating the Division's practice not to permit revisions of a proposal under Rule 14a-8(i)(7).* See also The Warnaco Group, Inc. (March 21, 1999)(to same effect); Kmart Corporation (March 12, 1999)(to same effect); Z-Seven Fund, Inc. (November 3, 1999) (proposal containing corporate governance recommendations as well as ordinary business recommendations was permitted to be excluded in its entirety, *with the Staff reiterating its position that it is not their practice to permit revisions to shareholder proposals under the ordinary business exception*); M&F Worldwide Corp. (March 29, 2000) (proposal to implement actions designed to enhance shareholder value, including but not limited to repurchase of shares, cash dividends, sale of assets and curtailment of nonoperating activities was properly determined by the Staff to be excludable *in its entirety* under Rule 14a-8(i)(7), since the proposal related *in part* to non-extraordinary transactions).

As noted earlier, the instant Proposal seeks for the Company to address a variety of ordinary business matters. Thus, even assuming *arguendo* that the Staff might view any portion of the Proposal or Statement of Support as falling outside of the ordinary business exclusion, this does not affect the analysis of the Proposal ***in its entirety*** and its proper exclusion under Rule 14a-8(i)(7). See IBM and General Electric Co., supra. In this connection, other recent letters have reached the same conclusion on proposals addressing both executive compensation (a subject matter generally outside of the ordinary business exclusion) and other matters. General Motors Corporation (April 4, 2007)(proposal requesting that board institute an executive compensation program that tracks progress in improving the fuel economy of General Motor's light truck and passenger vehicles properly excluded as ordinary business). In General Motors, the Staff noted that "while the proposal mentions executive compensation, the thrust and focus of the proposal is on ordinary business matters." It is also noteworthy that the Staff, in Associated Estates Realty Corporation (March 23, 2000), concluded that a proposal which made recommendations concerning the compensation of the chief executive officer and the institution of a business plan which would include disposition of non-core businesses and assets could also be excluded *in its entirety* because it related *in part* to ordinary business operations. Similarly, in E*Trade Group, Inc. (October 31, 2000), the Staff concurred in the omission of a proposal under the ordinary business exclusion which recommended a number of potential mechanisms for increasing shareholder value, including: (a) the sale of the company; (b) changes to the executive compensation plan to more accurately reflect company performance and tie compensation to that performance; (c) reduction of staff to improve earnings performance and (d) dismissal and replacement of executive officers. The Staff concluded that since two out of four of the mechanisms suggested by the proponent implicated ordinary business matters, the *entire* proposal should be omitted. The Staff again reiterated in E*Trade Group, Inc. that it was ***not*** the Division's practice to permit revisions under rule 14a-8(i)(7). The same result should apply here and consistent with past Staff precedent, no revisions to this Proposal, properly excludable under Rule 14a-8(i)(7), should be permitted. For all of these reasons, the Company hereby reasserts that the Proposal relates to the conduct of the Company's ordinary business operations, and should be excluded *in its entirety* from the Company's 2008 proxy materials pursuant to Rule 14a-8(i)(7).

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that the Division will not recommend any enforcement action to the

Commission if the Proposal is omitted from IBM's proxy materials for the 2008 Annual Meeting. We are sending the Proponent a copy of this submission, thus advising him of our intent to exclude the Proposal from the proxy materials for the 2008 Annual Meeting. We respectfully request that the Proponent copy us on any response that he may elect to make to the Commission. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

Copies with Exhibits to:

Michael L. Saville
P.O. Box 397
Riverton, Utah 84065

C:\Documents and Settings\Administrator\My Documents\Suser2\DOCS\saville2008 - letter to SEC - ordinary business proposal.doc

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2008 Proxy Statement pursuant to Rule 14a-8

11/8/2007

FROM: MIKE SAVILLE
801-254-7136

TO: STUART MOSKOWITZ
914-499-6148
FAX 845-491-3203
914-499-6519

SUBJECT: IBM SHAREHOLDER PROPOSAL
"OFFSHORING" - 2008

PLEASE CONFIRM RECEIPT OF
THIS FAX - THANKS

3 pages

Office of the Secretary
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Submitted by email on November 8, 2007 corpsecy@us.ibm.com and to Stuart Moskowitz

Sir:

I would like to bring the Stockholder Proposal on Offshoring, below, before the IBM shareholders at the year 2007 annual meeting. I will be at the meeting to present the resolution.

My name is Michael L Saville. My address is PO Box 397, Riverton, Utah 84065.

My email is k7cf@msn.com

The IBM Employees Stock Purchase Plan holds over 80 shares for me in account number 16876-85045, and you should have that record. Please let me know if there is any problem locating that record in which case I can send you my latest statement. I have held these shares for over one year. I intend to retain all these shares until the meeting. I wish my resolution to be included in the proxy statement for a vote.

Thank you very much for your attention to this matter. If you have any questions or concerns please do not hesitate to call.

Please confirm that you received this email. Thank you very much.

Sincerely,

Michael L Saville

Resolution on "Offshoring"

submitted by Michael L. Saville

Resolved: The Stockholders request that the Board of Directors establish an independent committee to prepare a report on the potential for damage to IBM's brand name and reputation as a result of the sourcing of products and services from the People's Republic of China and make copies available to shareholders upon request.

Statement of Support

IBM is aggressively pursuing business with the People's Republic of China (PRC) as a major strategic initiative. However, China is a country that has received unfavorable press worldwide due to violations of basic human rights and issues of product quality.

IBM currently has roughly 9,000 employees in the PRC. It contracts for a significant amount of services from Chinese vendors. China is identified in the 2007 annual report filing as 1 of 4 emerging markets where strategic investments may take place in the future. Under these circumstances, it appears that services and products created by the Chinese component of IBM's operations could have a significant impact on IBM's reputation.

There are reports that employees in the PRC have been persecuted for seeking to exercise internationally recognized human rights, such as freedom of association and the right to collective bargaining. [ITUC, *Annual Survey of Violations of Trade Union Rights*, 2007]

Moreover, Chinese regulatory oversight, in our opinion, has shown itself to be dangerously lax. One U.S. consultant observed that, "the spate of Chinese recalls makes it clear that China does not have the legal structure to enforce consumer standards." [*Cleveland Plain Dealer*, 8/8/2007] In 2007, product recalls in the toy, jewelry, food, tire, and pharmaceutical industries have highlighted dangers that may result from sourcing from Chinese companies.

We believe the repression of human rights and weak quality control contribute to low prices of Chinese goods and services in global markets, and American producers of goods and services increasingly have to match this "China price" to keep customers. [*Detroit Free Press*, 10/12/2005] The China price is forcing down compensation for American workers, helping to widen the income divide in the U.S., and undermining communities. [U.S.-China Economic and Security Review Commission, 1/11/2005]

This proposal asks the Board to inform shareholders about the potential for damage to IBM's brand and reputation that may result from its dependence on the PRC. For example, potential product recalls could turn consumers away from goods that are "Made in China" and lead to consumer disaffection in the U.S. [*Business Insurance*, 10/15/2007; *Financial Times*, 11/29/2004]

In addition, two in three Americans think that job losses to China are a "serious issue." [Greenberg Quinlan Rosner Research, 2003] A backlash against Chinese products and services could jeopardize one of IBM's key strategic initiatives.

IBM's brand name may be its most important asset. In 2007, the Company valued its brand at $56 billion, or roughly 36 percent of its entire market capitalization. [*2007 Proxy Statement*] And "reputation, once lost, is extremely difficult to reclaim." [*Wall Street Journal*, 2/7/01]

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358 SUITE 740 Phone (608) 255-5111
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703

January 8, 2008

By Express Mail and Electronic
Mail (cfletters@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request of International Business Machines (IBM) for a No-Action Letter With Respect to the 2008 Shareholder Proposal of Michael L. Saville

Ladies and Gentlemen:

I. Introduction

This letter is submitted in response to the claim of the International Business Machines ("IBM"), in a letter dated December 11, 2007, that it may exclude the shareholder proposal of Michael L. Saville from its 2008 proxy materials. The Proposal states that:

> "The Stockholders request that the the Board of Directors establish an independent committee to prepare a report on the potential for damage to IBM's brand name and reputation as a result of the sourcing of products and services from the People's Republic of China and make copies available to shareholders upon request."

Under Commission Rule 14a-8(g), "the burden is on the company to demonstrate that it is <u>entitled</u> to exclude a proposal." (emphasis added). For the reasons set forth below, the proponent submits that IBM has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal from its 2008 proxy materials.

II. IBM Has Failed to Demonstrate That the Proposal Involves Ordinary Business Operations Within the Meaning of Rule 14a-8(i)(7).

IBM claims that it is entitled to omit the Proposal from its 2008 proxy materials on the basis of Rule 14a-8(i)(7). This Rule permits a company to exclude a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations."

A. The Proposal Transcends the Realm of Ordinary Business Operations, Because It Deals With Matters of Business Strategy And Long-Term Goals

Since 1992, the Commission has determined that shareholder proposals transcend the realm of ordinary business operations when they involve important policy issues, such as "'fundamental business strategy, long-term goals and economic orientation . . . .'" Amy L. Goodman and John F. Olson eds., A Practical Guide to SEC Proxy and Compensation Rules, Section 14.06[A] at pp. 41-42 (Fourth Edition, 2007). The Commission first stated this position in its amicus curiae brief in Roosevelt v. E. I. DuPont de Nemours & Company, 958 F. 2d 416 (D.C. Cir. 1992). Id.

This long-standing interpretation is confirmed in the new Fourth Edition of A Practical Guide to SEC Proxy and Compensation Rules, which includes a revised chapter on "The Shareholder Proposal Process" written by Keir D. Gumbs, a recent alumnus of the Commission's Office of Chief Counsel, and Elizabeth A. Ising, an attorney at Gibson Dunn & Crutcher. They conclude that, since 1992, "the SEC staff has found strategic business proposals to be beyond a company's ordinary business operations." Id. at 42.

The instant proposal is such a proposal. The Statement of Support notes that "IBM is aggressively pursuing business with the People's Republic of China (PRC) as a major strategic initiative." Accordingly, in seeking disclosure of "the potential for damage to IBM's brand name" and reputation" that may result from the implementation of this "major strategic initiative" in China, the Proposal plainly has "'strategic, long-term implications for the company's business,'" which meet the test that the Commission stated in its brief in the Dupont case. Id.

In this regard, the Proposal is similar to three earlier shareholder proposals that the same proponent submitted for consideration at the 2005, 2006, and 2007 Annual Meetings of IBM. Each proposal was printed in IBM's proxy statement. Each expressed concerns about the potential damage that IBM's strategy of offshoring and outsourcing might inflict on the Company's "brand name and reputation." And each won shareholder support that ranged between 7.5 per cent, and 9.4 per cent, of the votes that stockholders cast for and against.

Under these circumstances, the instant Proposal is plainly focused, as were the three earlier proposals, on matters of "'fundamental business strategy, long-term goals and economic orientation . . . .'" that are beyond the realm of ordinary business operations. It is squarely and explicitly addressed to "the potential for damage to IBM's brand name and reputation" that may result from IBM's business strategy of "sourcing . . . products and services from the People's Republic of China."

B. The Proposal Transcends the Realm of Ordinary Business Operations, Because It Calls for a Special Report That Raises Important Policy Issues

Gumbs and Ising also report that "the SEC staff has not permitted the exclusion of [shareholder] proposals calling for special reports on the grounds of ordinary business where the proposals raise important policy issues." A Practical Guide to SEC Proxy and Compensation Rules, supra, Section 14.06[D] at p. 56. Moreover, in citing examples of proposals that "raise [such] important policy issues," they cite a similar shareholder proposal that was submitted for consideration at the 2000 Annual Meeting of the General Electric Company ("GE"). The 2000 GE proposal called for a report on the potential for damage to GE's "brand name and reputation" that might result from the implementation of that company's "globalization initiative" General Electric Company (Jan. 19, 2000).

Additional Staff precedents confirm the view that shareholder proposals, such as the instant Proposal, "raise important policy issues" when they call for a report on potential harm to the "brand name" or "reputation" of a company. These include the Staff's denial of no-action letters with respect to two similar proposals that were submitted to GE and Sprint in 2004. General Electric Co. (Feb. 3, 2004); Sprint (Feb. 4, 2004). In addition, the Staff's denial of no-action letters with respect to two proposals that called for reports on the impact of certain business strategies "on the environment, human rights and risk to the company's reputation," also appear relevant (emphasis added). See Morgan Stanley Dean Witter & Co. (Jan. 11, 1999); Merrill Lynch & Co. (Feb. 25, 2000). The staff found, in each of the latter cases, that "the proposal raises significant policy issues that are beyond the ordinary business operations" of the company involved.

In this context, it is evident that the instant Proposal raises "important policy issues," because the "brand name and reputation" of IBM may be "its most important asset." It is an asset that has been acquired over a long period of time. It is an asset that will be of fundamental importance in achieving any "long-term goals" that the Company may have for the future. And serious damage to that strategic asset would inevitably raise important policy issues, because, in the words of the Statement of Support, "'reputation, once lost, is extremely difficult to reclaim.'"

Significantly, counsel for the Company does not disagree that IBM's brand name and reputation may be "its most important asset"(see p. 3). He does not dispute the declaration of the Statement of Support that IBM's brand name and reputation accounted for "$56 billion, or roughly 36% of . . . [the Company's] entire market capitalization" in 2007.

Significant damage to a $56 billion dollar asset would not be "mundane" or "ordinary" by any definition. Instead, such damage would constitute an "extraordinary" development that would require "extraordinary" decision-making on the part of the Company. And, since the Commission has determined that shareholder proposals "will . . . be considered beyond the realm of an issuer's ordinary business operations" when they "have major implications," the instant Proposal is plainly beyond the realm of "ordinary business operations." See Securities and Exchange Act Release No. 12,999 (Nov. 22, 1976).

Accordingly, contrary to the argument of counsel for IBM (pp. 6, 12-13), the instant proposal implicates "important policy issues" that transcend the realm of ordinary business operations." The request for a no-action letter should be denied.

C. Contrary to the Argument of Company Counsel, the Proposal Is Based on the Guidance Provided by SLB 14C, and Does Not Call for Any Evaluation of Risks or Liabilities

Counsel for IBM contends (p. 2) that the Proposal may be excluded from its proxy materials on the false premise that it calls for "an internal assessment of the risks or liabilities" that IBM faces as a result of sourcing products and services in China. This argument ignores the fact that the instant Proposal has been drafted to conform to the guidance that the Staff provided in Staff Legal Bulletin 14C ("SLB 14C"), and does not seek any evaluation of risks or liabilities.

1. The Proposal Is Based on the Guidance That the Staff Provided in SLB 14C

The instant Proposal asks for a report on "the potential for damage to IBM's brand name and reputation." The quoted text was used in reliance on the guidance provided in SLB 14C, and reflects precisely what the Staff declared to be permissible in issuing that guidance.

In this context, SLB 14C illustrates the Staff's distinction between a shareholder proposal that is impermissible because it calls for "an evaluation of risk," and one that is permissible because it does not. As an example of what is permissible, SLB 14C quotes the text of a proposal that asked for "a report . . . on the potential environmental damage that would result from the company drilling for oil and gas in protected areas . . . ." Exxon

Mobil Corp. (Mar. 18, 2005). Accordingly, in asking for a "report on the potential for damage to IBM's brand name and reputation as a result of the sourcing of products and services from" China, the instant proposal is plainly modeled on the Exxon Mobil example that the Staff approved in issuing SLB 14C (emphasis added).

Under these circumstances, the instant Proposal stands in stark contrast to the 2006 no-action letter in General Electric Co. (Jan. 13, 2006) that counsel for IBM cites at p. 3 of his letter. The Staff granted that no-action letter, because the 2006 proposal at GE failed to heed the guidance that the Staff had provided in SLB 14C, which was issued in June of 2005, by expressly calling for a report "evaluating the risk of damage to GE's brand name and reputation."

The instant Proposal is different, because it is based on the guidance that the Staff provided in SLB 14C. It does not mention the word "risk." It does not call for any "assessment" of "risks or liabilities" as counsel for IBM asserts (pp. 2-6). Nor does it mention any litigation or potential litigation that could result in "liabilities." Instead, as in the case of the Exxon Mobil precedent that the Staff approved in SLB 14C, the instant Proposal merely calls for a report that would state, and thereby disclose, "the potential for damage to IBM's brand name and reputation" as the result of certain activities that have important policy implications (emphasis added).

2. The Proposal Does Not Call for Any Evaluation of Risks or Liabilities

Contrary to the arguments of company counsel that the Proposal "seeks an assessment of . . . risks or liabilities" (p. 2), the instant Proposal assumes that the management of IBM already knows, or ought to know, "the potential for damage to IBM's brand name and reputation." As a result, as in the case of Newmont Mining Corp.(Feb. 5, 2007), where the Staff recently denied that company's request for a no-action letter, the instant Proposal contemplates nothing more than the disclosure of certain information that ought to be readily available to company managers.

The 2007 proposal that the Staff permitted in Newmont Mining is similar to both the instant Proposal, and to the Exxon Mobil example that the Staff set forth in SLB 14C, insofar as it called for a report "on the potential . . . damage resulting from the company's mining and waste disposal operations in Indonesia" (emphasis added). The attorney for Newmont Mining argued, like counsel for GE here, that the proponent was "requesting an evaluation of risks and liabilities the Company faces as a result of its operations in Indonesia." However, the Staff "was unable to concur," under circumstances where: (1) the Newmont Mining attorney represented that the Company "has assessed and continues to assess the potential risks" of its operations in Indonesia; (2) the attorney for the proponents contended that the 2007 proposal had "cured the defects" of earlier proposals that had been excluded on the ground that they called for an "evaluation of risk"; and (3) the attorney for the proponents represented, as the proponent does here, that the proposal was "not seeking an internal risk evaluation."

In this context, counsel for IBM represents (p. 4), in a manner similar to the attorney for Newmont Mining in 2007, that "IBM's decison-making necessarily include[s] . . . a variety of risk assessments" as an integral part of its "everyday business decisions," including the assessment of risks with respect to the "overall effects" that its actions may have "on the Company's image, brand name and reputation" (see also pp. 8, 10 and 12). Accordingly, as in the 2007 decision in Newmont Mining, where the Staff denied the request for a no-action letter, it appears that the instant Proposal may be implemented without any internal evaluation or "assessment of . . . risks or liabilities," because IBM has already determined "the potential for damage to IBM's brand name and reputation as a result of the sourcing of products and services from the People's Republic of China" (see p. 4). In other words, all that is necessary is a special report that would state that potential, and disclose it to the stockholders.

In this context, the distinction set forth in SLB 14C appears to bar proposals that ask a company to conduct the kind of assessment or evaluation of risks that would typically be performed as part of a company's ordinary business operations, but to permit proposals that ask for disclosure of "potential for damage" on the basis of information that is already known, at least when that information implicates important policy issues or matters of business strategy. That understanding of SLB 14C is confirmed by the Staff's denial of the no-action letter that was sought by Newmont Mining in 2007. Accordingly, the instant Proposal was drafted, in accord with the guidance that the Staff set forth in SLB 14C and the precedents noted above, on the premise that management is already aware of the "potential for damage to IBM's brand name and reputation" that may "result of the sourcing of products and services from" China, and could implement the Proposal merely by disclosing that potential to the shareholders.

3. The Remaining Company Arguments About "Evaluation of Risk" Are Also Without Merit

Counsel for IBM also contends (p. 3) that the Proposal "can be seen as seeking an assessment of financial risks arising from IBM's ordinary business operations," because the Statement of Support refers to IBM's brand name as its "most important asset," and puts the value "of the IBM brand at '$56 billion or roughly 36 percent of [our] entire market capitalization.'" He then proceeds to assert that the Proposal "would have us evaluate a variety of economic risks and liabilities arising from the business decisions we make," as if potential harm to "brand name and reputation" would involve nothing more than money.

This argument ignores the fact that "brand name and reputation" is a qualitative asset that may represent quality, integrity, competence and other qualitative factors. Accordingly, harm to IBM's "brand name and reputation" would plainly implicate qualitative considerations that would be difficult, if not impossible, to measure in financial terms. For example, the reasons for concern about the potential for damage to IBM's brand name and reputation, which are set forth in the Statement of Support, plainly implicate the confidence of consumers and contractors in the Company's products, the pride of suppliers and vendors in the fact that they are associated with IBM, and the self-esteem and morale of the Company's workers and managers. Under these circumstances, it is pure conjecture for counsel to equate the reference to "'the value of a company's reputation'" in the Statement of Support with support for his argument that the Proposal should be construed as one that seeks "an assessment of financial risks arising from IBM's ordinary business operations" (<u>see</u> p. 3).

Moreover, counsel for IBM ignores the context in which the Statement of Support makes reference to "'the value of a company's reputation.'" As noted above, the market value of the company's brand name and reputation has been used to demonstrate the fact that the Proposal deals with policy issues and matters of business strategy that are important to both IBM and its shareholders. Contrary to the claim of IBM, it is apparent, when viewed in the context of the Proposal and Statement of Support as a whole, that the reference was used to communicate the magnitude and importance of the policy issues and matters of business strategy that are implicated by the Proposal, and not for the purpose of seeking any "assessment of financial risks."

Counsel for IBM proceeds to cite a number of no-action letters at pp. 4-6 of his letter, but none of them appear to be probative. It appears that each of the cited letters dealt with proposals that either called expressly for an assessment or evaluation of financial "risks" and/or "liabilities," failed to heed the guidance that the Staff set forth in 2005 when it issued SLB 14C, or asked for a report in terms, such as "economic effects" or "financial exposure," that the Staff equated with a request for an evaluation of risk. In stark contrast to the proposals at issue in those letters, the instant Proposal neither seeks nor requires any internal evaluation or "assessment of . . . risks or liabilities."

In this context, counsel for IBM relies (pp. 5-6) on the Staff's 2006 grant of a no-action letter in <u>Newmont Mining Corp</u>. (Jan. 12, 2006), in which the Staff concurred with the exclusion of a shareowner proposal under Rule 14a-8(i)(7)because the proposal related to an evaluation of risk. However, as noted above, the Staff subsequently denied the same company's request for a no-action letter in 2007 with respect to a similar, <u>albeit</u> revised, shareholder proposal. And, in a manner similar to the instant Proposal, the 2007 proposal that the Staff permitted at Newmont Mining asked for a report "on the potential . . . damage resulting from the company's mining and waste disposal operations in Indonesia" (emphasis added) Newmont Mining Corp.(Feb. 5, 2007).

In defending the 2007 proposal against Newmont Mining's request for a no-action letter, the proponent's attorney acknowledged that the proposal was similar to the proposal that was excluded in 2006. However, she contended, as the instant proponent also contends, that the 2007 proposal contained revisions in the light of SLB 14C, and that the revisions had "cured the defects" in the earlier proposal. In addition, she contended, as the proponent here also contends, that the proposal was "not seeking an internal risk evaluation." It is evident that the Staff agreed with counsel for the proponent on both points. See Newmont Mining Corp.(Feb. 5, 2007).

Under these circumstances, there is no merit to the Company's claim that the instant Proposal calls for an internal assessment of the risks and liabilities that IBM faces as a result of its operations. Nor is there any merit to IBM's related claim that the Proposal does not conform to the Staff's guidance in SLB 14C (see p. 4).

D. Contrary to the Arguments of Company Counsel, the Proposal Does Not Seek to "Second-Guess" Management Decisionmaking

Company counsel proceeds to make additional arguments on the demonstrably false premise that the Proposal seeks to "second-guess" various decisions of the Company's management (see pp. 5, 8, and 10-12). These arguments are devoid of any merit, because the Proposal merely asks for a report that will state "the potential for damage to IBM's brand name and reputation as a result of the sourcing of products and services from the People's Republic of China." It does not seek to prescribe, request, or "second-guess" any management decision of any kind whatsoever.

In this context, counsel for IBM alleges (p. 6) that the Proposal relates "to IBM's deployment of its workforce."

However, contrary to the assertions of company counsel, it is evident, on the face of the Proposal, that it does not propose "to regulate where and how . . . [IBM] should perform its work . . . ." (see p. 7). It does not propose any action concerning "the location and re-location of . . . facilities." Id. It does not ask for any action with respect to "'employment decisions and employee relations '" (see p. 7). And it does not propose any action that would "second-guess," or otherwise alter or modify, "the Company's decisions to staff up" and engage in "procurement activities in China" (see p. 8). It merely asks for disclosure of "the potential for damage to GE's brand name and reputation."

Company counsel proceeds to allege (p. 8) that the Proposal "relates to our selection of suppliers in China." He also claims that the Proposal would, in some unspecified manner, "attempt to micro-manage our business by having stockholders second-guess management's . . . [decisions] to select and retain its suppliers." However, these claims also are devoid of merit because the Proposal, as noted above, merely asks for a report "on the potential for damage to IBM's brand name and reputation." It does not seek to prescribe or request any decision with respect to the selection and retention of suppliers. Nor would it allow the stockholders to "micro-manage" or "second-guess" any specific decision that IBM has made, or may make in the future, with respect to the selection and retention of suppliers. Under these circumstances, there is no merit to IBM's claim that the Proposal "seeks to involve the Company's stockholders in basic [day-to-day] decision-making over whether and how we should use third party suppliers" (see p. 9).

For the reasons set forth above, there is no merit in the arguments that counsel for IBM has presented at pp. 6-12 of his letter. They are all based on demonstrably false claims that the Proposal seeks (see p. 12) to "micro-manage our business by having stockholders second-guess" day-to-day decision-making, when in fact, it merely asks for disclosure of "the potential for damage to IBM's brand name and reputation," and nothing more.

III. Conclusion

IBM has failed to meet its burden of demonstrating "that it is entitled" to exclude the Proposal from its proxy materials (See Rule 14a-8(g). The request for a no-action letter should be denied.

Please do not hesitate to contact me if you should have any questions. I have enclosed six copies of this letter, am sending copies to counsel for the company and the proponent, and will transmit a copy of this letter to the staff by electronic mail at cfletters@sec.gov. The Staff's response may be sent to me by facsimile at 608-255-3358.

Sincerely,

Frederick B. Wade

Frederick B. Wade
Counsel for Proponent

c. Stuart Moskowitz
Counsel for IBM

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated December 11, 2007

The proposal requests that the board establish an independent committee to prepare a report on the potential for damage to IBM's brand name and reputation as a result of the sourcing of products and services from the People's Republic of China, and make the report available to shareholders.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to IBM's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END